Filed by Solectron Corporation
Pursuant to Rule 425 Under
the Securities Act of 1933

Subject Company: Solectron Corporation
Commission File No. 1-11098

Solectron Announces Registered Exchange Offer for Its Outstanding 0.50 Percent Convertible Senior Notes Due 2034

For Immediate Release: Jan. 13, 2005

MILPITAS, Calif. — Solectron Corporation (NYSE: SLR) today announced that it has commenced an offer to exchange all of its outstanding 0.50 percent convertible senior notes due 2034 (the “outstanding notes”), for an equal amount of its newly issued 0.50 percent convertible senior notes, series B due 2034 (the “new notes”) and cash.

The purpose of the exchange is to exchange outstanding notes for new notes with certain different terms, including the type of consideration Solectron will use to pay holders who convert their notes. Among their features, the new notes are convertible into cash or, at Solectron’s election, a combination of cash and shares of its common stock, subject to certain conditions, while the outstanding notes are convertible solely into Solectron’s common stock. This change will facilitate Solectron’s use of the treasury stock method of accounting for the shares issuable upon conversion of the new notes. As of Jan. 13, $450 million aggregate principal amount of the outstanding notes was outstanding.

In accordance with the terms and subject to the conditions of the exchange offer, for each validly tendered and accepted $1,000 principal amount of outstanding notes, Solectron is offering to exchange:

•	$1,000 principal amount of its new notes, and

•	$2.50 in cash.

The full terms of the exchange offer, a description of the new notes and the differences between the new notes and the outstanding notes and other information relating to the exchange offer and Solectron are explained in a Registration Statement on Form S-4 and the included prospectus filed with the Securities and Exchange Commission on Jan. 13.

The exchange offer for the outstanding notes will expire at midnight, New York City time, on Thursday, Feb. 10 of this year, unless earlier terminated or extended by Solectron. Tendered outstanding notes may be withdrawn at any time prior to midnight on the expiration date. The completion of the exchange offer is subject to conditions described in the documents related to the exchange offer, which include the exchange not resulting in any adverse tax consequences for Solectron and certain other customary conditions. Subject to applicable law, Solectron may waive certain other conditions applicable to the exchange offer or extend, terminate or otherwise amend the exchange offer.

The dealer manager for the exchange offer is Goldman, Sachs & Co. The exchange agent for the exchange offer is U.S. Bank National Association. The information agent for the exchange offer is Georgeson Shareholder Communications Inc. Any questions regarding procedures for tendering the outstanding notes or requests for additional copies of the prospectus and related documents, which are available for free and which describe the exchange offer in greater detail, should be directed to Georgeson Shareholder Communications Inc., whose address and telephone number are as follows:

Georgeson Shareholder Communications Inc.
17 State Street – 10th Floor
New York, NY 10004
Bank and Brokers call: +1 (212) 440-9800
All others call toll-free: +1 (800) 460-0079

Holders should read the registration statement and related exchange offer materials when they become available because they contain important information. Holders can obtain a copy of the registration statement and other exchange offer materials free of charge from the SEC’s website at www.sec.gov.

The company’s board of directors is not making any recommendation to holders of outstanding notes as to whether or not they should tender any outstanding notes pursuant to the exchange. A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

Analyst contact:

Perry Hayes, Solectron Corporation, +1 (408) 956-7543 (U.S.), perryhayes@solectron.com

Media Contact:

Dmitry Lipkin, Solectron Corporation, +1 (408) 956-6792 (U.S.), dmitrylipkin@solectron.com